EXHIBIT 99.1

mCloud Announces First Upstream Digital Oilfield Solutions in the United States, Launches New Connected Worker Online Store

  AssetCare Digital Oilfield solutions now being delivered to oil and gas wellsites in the United States; mCloud's AI continuously optimizes production, reduces downtime, connects field workers, and mitigates methane emissions at site
  Initial wellsites constitute first of multiple customer waves to be onboarded as mCloud continues on track to connect 500 wellsites by end of year
  Experiencing strong demand following Company's Houston launch of AssetCare Mobile in May, mCloud launches new online store to rapidly reach new customers, expedite purchasing and delivery of all-in-one solutions

SAN FRANCISCO, June 7, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSX-V: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced it had commenced onboarding its first AssetCare Digital Oilfield solutions at wellsites in the United States. These oilwells represent the first of multiple waves of customers expected to be onboarded in 2022 as mCloud maintains pace to connect at least 500 wellsites by end of year.

mCloud's AssetCare Digital Oilfield is the industry's only complete, end-to-end, digital upstream oil and gas solution. AssetCare Digital Oilfield uses cloud-based AI to automate production management, continuously optimize wellsite performance, and drive predictive maintenance. Integrated connected worker capabilities enable wellsite operators to eliminate unplanned downtime and correct methane emissions in hours instead of weeks or months.

On May 23, 2022, mCloud was featured in a 2022-2026 Global Augmented Reality Market report published by Research and Markets. The report forecasts growth in the mobile augmented reality market of $153.62 billion accelerating at a CAGR of 46.46% from 2022 to 2026. The Company did not commission this report.

"We are excited to be connecting our first wellsites as we rapidly ramp up our delivery capacity," said Vincent Higgins, mCloud's President, Oil and Gas Digitization. "With over 1.2 million wells in North America serviceable by AssetCare Digital Oilfield, we have direct line of sight to connecting our first 500 wells in 2022 and our plans to connect 3,000 more by the end of 2023."

These AssetCare Digital Oilfield onboarding activities are proceeding as mCloud takes the stage at several key oil and gas industry events in the month of June.

Higgins joins a closed door gathering of key members of the US House and Senate, and energy industry leaders at the 7th Annual Washington Energy Summit on June 8 and 9 at the Cosmos Club in Washington DC. There, he will address the benefits of AI in oil and gas and showcase AssetCare Digital Oilfield. On June 10, Higgins will also present at the 2022 American Trust Investment Services National Conference in San Diego.

mCloud will also have a major presence at the Reuters Data-Driven Oil and Gas event on June 14 and 15 in Houston. At the event, the Company will showcase AssetCare Digital Oilfield to hundreds of oil and gas executives and technology buyers from around the world. At this event, Higgins will share the stage with oil and gas luminary John Gibson, Chairman and CEO of Flotek Industries, where they will share how connected solutions like AssetCare Digital Oilfield are transforming upstream production while simultaneously addressing the industry's most urgent environmental concerns.

mCloud Launches New AssetCare Mobile Online Store

As announced on May 3, 2022, mCloud showcased AssetCare Mobile, the world's first fully integrated mobile connected worker solution at the IQPC Oil and Gas Connected Worker Summit and hosted a special launch event in Houston in the first week of May. These events have created significant demand for the Company's connected worker capabilities.

As uptake and interest in AssetCare Mobile continues to grow, mCloud also announced today it has launched a new online store enabling customers to purchase AssetCare Mobile subscriptions online. The new store enables one-stop shopping for organizations seeking an all-in-one connected worker solution, enabling the company to rapidly reach customers around the world and expedite the delivery of AssetCare Mobile as the Company scales to meet growing demand.

The new online store is available today and those interested in AssetCare Mobile are invited to visit assetcare.mcloudcorp.com/mobile/ to learn more.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Houston, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 64,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the Company's plans to onboard new Digital Oilfield customers, connect 500 wellsites by end of 2022, and connect 3,000 wellsites by end of 2023.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the prospectus supplement, the base shelf prospectus and the registration statement and in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:https://www.prnewswire.com/news-releases/mcloud-announces-first-upstream-digital-oilfield-solutions-in-the-united-states-launches-new-connected-worker-online-store-301562431.html

SOURCE mCloud Technologies

View original content: http://www.newswire.ca/en/releases/archive/June2022/07/c8329.html

%CIK: 0001756499

For further information: For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com;; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies

CNW 07:00e 07-JUN-22